Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 14 DATED MARCH 17, 2025
TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of April 1, 2025;
•to disclose the calculation of our February 28, 2025 net asset value (“NAV”) per share for all share classes;
•to update our valuation guidelines; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of February 28, 2025, our portfolio, based on the NAV of our investments, consisted of 77% real estate properties and 23% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of February 28, 2025, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (49%), net lease (21%), single-family rental (9%), student housing (6%), logistics (13%) and office (2%).

April 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2025 (and repurchases as of March 31, 2025) is as follows:

Transaction Price (per share)
Class S	$10.5818
Class I	$10.6888
Class D	$10.7893
Class T	$10.7394
The April 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
February 28, 2025 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2025 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of February 28, 2025 ($ and shares/units in thousands):

Components of NAV	February 28, 2025
Investments in real estate	$1,786,210
Investments in real estate-related loans and securities	185,614
Investments in unconsolidated entities	88,088
Cash and cash equivalents	19,834
Restricted cash	10,290
Other assets	62,311
Debt obligations	(1,041,760)
Accrued stockholder servicing fees(1)	(205)
Management fee payable	(1,080)
Distribution payable	(5,706)
Subscriptions received in advance	(995)
Other liabilities	(36,870)
Non-controlling interests in consolidated entities	(36,884)
Net asset value	$1,028,847
Number of shares/units outstanding	96,743

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of February 28, 2025, we had accrued under GAAP approximately $16.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$288,278	$345,625	$1,595	$157	$81,399	$14,287	$272,939	$24,567	$1,028,847
Number of shares/units outstanding	27,243	32,335	148	15	7,826	1,339	25,535	2,302	96,743
NAV per share/unit as of February 28, 2025	$10.5818	$10.6888	$10.7893	$10.7394	$10.4010	$10.6687	$10.6888	$10.6687

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.3%	5.9%
Single-Family Rental	7.1%	5.4%
Net Lease	6.8%	5.5%
Office	8.3%	7.5%
Logistics	9.3%	6.1%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values	Office Investment Values
Discount Rate	0.25% Decrease	1.9%	1.0%	1.9%	1.9%	1.9%
(weighted average)	0.25% Increase	(1.8)%	(1.2)%	(1.8)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.6%	3.8%	3.0%	2.7%	2.2%
(weighted average)	0.25% Increase	(2.4)%	(3.4)%	(2.7)%	(2.6)%	(1.9)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2025 ($ and shares/units in thousands):

Components of NAV	January 31, 2025
Investments in real estate	$1,811,931
Investments in real estate-related loans and securities	171,850
Investments in unconsolidated entities	81,407
Cash and cash equivalents	20,597
Restricted cash	18,039
Other assets	79,574
Debt obligations	(1,043,140)
Accrued stockholder servicing fees(1)	(228)
Management fee payable	(1,069)
Distribution payable	(5,693)
Subscriptions received in advance	(3,300)
Other liabilities	(41,208)
Non-controlling interests in consolidated entities	(29,638)
Net asset value	$1,059,122
Number of shares/units outstanding	97,242

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of January 31, 2025, we had accrued under GAAP approximately $17.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of January 31, 2025, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$299,189	$352,514	$1,357	$—	$88,123	$14,942	$277,978	$25,019	$1,059,122
Number of shares/units outstanding	27,599	32,207	123	—	8,262	1,366	25,397	2,288	97,242
NAV Per Share/Unit as of January 31, 2025	$10.8406	$10.9454	$11.0453	$—	$10.6659	$10.9355	$10.9454	$10.9355

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of January 31, 2025, we had not sold any Class T shares.

Updates to Our Valuation Guidelines
Limited Partnership Interests
Limited partnership interests or other equity interests in any private investment fund, including interests in funds for which Brookfield acts as sponsor, general partner or manager, are valued monthly by the Adviser. In evaluating the fair value of our interests in a fund, the Adviser will value the real estate in a manner that is consistent with the guidelines described above for our consolidated properties, incorporating the fair value of any other assets and liabilities of the fund. The independent valuation advisor will review the valuation of the underlying real estate assets in such fund as to its reasonableness not less than annually. The independent valuation advisor will not be responsible for the calculation of our interest in the fund.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 52,372,499 shares of our common stock in our primary offering for total proceeds of $643,821,252 and (ii) 3,329,201 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $41,093,093. We intend to continue selling shares in the Offering on a monthly basis.